SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              September 30, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D                            Page 2 of 13



--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                        SMD, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                      87-0541037
    PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [X]
    GROUP                                                            (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                        BK
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Utah
--------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         9,681,500*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          --------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    9,681,500*
REPORTING         --------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  9,681,500*
             EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                40.1%
             ROW (11)
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  OO**
--------------------------------------------------------------------------------

* Includes 2,561,000 shares of common stock held of record by the Reporting Person, 20,500 shares of common stock held of record by a trust controlled by or under common control with the Reporting Person, 500,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Preferred Stock owned of record by Reporting Person, and 6,600,000 shares of common stock issuable upon exercise of a presently exercisable purchase warrant.

       **     The Reporting Person is a limited liability company.

                           SCHEDULE 13D                            Page 3 of 13


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                RAYMOND H. KURZON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              ###-##-####
    PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [X]
    GROUP                                                            (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.
--------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         2,328,539
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                               0
OWNED BY          --------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    2,328,539
REPORTING         --------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                          0
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  2,328,539
             EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                13.7%
             ROW (11)
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  IN
--------------------------------------------------------------------------------

                          SCHEDULE 13D                          Page 4 of 13

  This Statement constitutes Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (the "Initial 13D") filed by SMD, L.L.C., a Utah limited liability company ("SMD"), and Raymond H. Kurzon, an individual ("Kurzon") (Kurzon and SMD are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"), dated as of August 12, 1996 and pertaining to the Reporting Persons' beneficial ownership of the common stock of K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLS"). This Amendment is being filed to reflect certain changes in the beneficial ownership of the Reporting Persons since the filing of the Initial 13D. Except as amended below, the information set forth in the Initial 13D remains unchanged.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On or about September 30, 1996, SMD loaned KLS $1,673,730, which loan was due on demand, accrued interest at the rate of 12%, and is secured by all of KLS's assets and all of the assets of KLS's subsidiaries except for certain real property owned by KLS or its subsidiaries. The loan for $1,673,730 arose after fonix corporation, a Delaware corporation as to which the managers and owners of SMD are executive officers and directors ("fonix"), requested payment as to certain debts owed to fonix by KLS and payable upon demand. KLS was unable to pay the amounts requested by fonix at the time of the demand therefor. Consequently, the principals of SMD, Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley, agreed to cause SMD to loan $1,673,730 to KLS, the proceeds of which would be used by KLS to pay down a substantial portion of the loans to KLS from fonix. KLS agreed to proceed on that basis and the September 30, 1996 loan was consummated, after which KLS paid to fonix $1,673,730 in satisfaction of a portion of the loans to fonix described above. In connection with and as consideration for that loan transaction, on September 30, 1996, KLS issued to SMD a warrant to purchase up to 6,600,000 shares of KLS's common stock at the exercise price of $.40 per share, which warrant expires on September 30, 2000. SMD obtained the funds used to make the $1,673,730 loan to KLS in connection with a commercial loan made by First Security Bank of Utah, N.A., which loan was made on the bank's customary lending terms and is secured by shares of common stock of fonix owned by SMD.

  On December 31, 1996, the board of directors of KLS approved a stock option plan pursuant to which each member of the board of directors received options to purchase common stock at the exercise price of $3.00 per share. Pursuant to that plan, as of December 31, 1996, KLS issued to Kurzon options to purchase 150,000 shares of common stock, which options are presently exercisable and expire on December 31, 2006.

ITEM 4.    PURPOSE OF THE TRANSACTION.

  On December 31, 1996, Stephen M. Studdert assumed a position as a director and the Chairman of the Board of KLS, and Roger D. Dudley assumed positions as a director and the Chief Financial Officer of KLS. Thomas A. Murdock became a director effective July 10, 1996 in connection with certain loans made to KLS by fonix. Each of Messrs. Studdert, Murdock and Dudley is a manager and indirect equity owner of SMD.

                        SCHEDULE 13D                            Page 5 of 13

  The Reporting Persons' have acquired their respective interests in KLS common stock (or the rights to acquire shares of common stock) included in this Statement for investment purposes. Other than as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

  SMD, L.L.C.

         (a)      Number of Shares Beneficially Owned:       2,581,500 shares

                  Right to Acquire:                          7,100,000 shares

                  Percent of Class:  40.1% (based upon 16,824,244 shares of
                                     common stock deemed to be issued and
                                     outstanding based on representations set forth in KLS's annual report on Form 10-KSB for the fiscal year ended September 30, 1996 and accounting for the unissued shares of common stock underlying the Series A Preferred Stock and the purchase warrant).

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:          9,681,500 shares

         (c)      Recent Transactions:

            Pursuant to the transaction described in Item 4, which discussion is incorporated herein by reference, on September 30, 1996, SMD acquired a warrant to purchase up to 6,600,000 shares of the common stock of KLS at the exercise price of $.40 per share. That warrant is presently exercisable and expires on September 30, 1998.

            SMD disclaims beneficial ownership of presently exercisable options to purchase a total of 450,000 shares of KLS's common stock, which options were granted to Messrs. Studdert (150,000 shares), Murdock (150,000 shares) and Dudley (150,000 shares) on December 31, 1996 in connection with the adoption by KLS's board of directors of a directors' stock option plan. Messrs. Studdert, Murdock and Dudley are the managers and control persons of SMD.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A

                           SCHEDULE 13D                            Page 6 of 13

  RAYMOND H. KURZON

         (a)      Number of Shares Beneficially Owned:       2,178,539   shares

                  Right to Acquire:                            150,000   shares

                  Percent of Class:  13.7% (based upon 16,824,244 shares of
                                     common stock issued and outstanding based on representations set forth in KLS's annual report on Form 10-KSB for the fiscal year ended September 30, 1996 and accounting for the presently unissued shares issuable upon the exercise of Mr. Kurzon's stock options).

         (b)      Sole power to Vote, Direct the
                  Vote of, or Dispose of Shares:           2,328,539 shares

         (c)      Recent Transactions:

            Pursuant to the grant and issuance of directors' stock options as described in Item 4, which description is incorporated herein by reference, on December 31, 1996, Mr. Kurzon received an option to purchase up to 150,000 shares of KLS's common stock at the exercise price of $3.00 per share, which option is presently exercisable and expires on December 31, 2006.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit A contains the name, citizenship, office, business address and present principal occupation of each of the managers of SMD, L.L.C., and is incorporated by reference from the Initial 13D.

  Exhibit B is a Joint Filing Agreement among SMD, L.L.C. and Mr. Kurzon, and is incorporated by reference from the Initial 13D.

  Exhibit C is the Purchase Agreement described in the Initial 13D, which is incorporated by reference from the Initial 13D.

  Exhibit D is the collateral Agreement between SMD, L.L.C. and Mr. Kurzon described in the Initial 13D, which is incorporated by reference from the Initial 13D.

  Exhibit E is the form of the purchase warrant issued to SMD pursuant to the transaction described in Item 4, and is filed herewith.

                         SCHEDULE 13D                            Page 7 of 13


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 28, 1997.

                                            SMD, L.L.C.



                                            By: /s/ Thomas A. Murdock
                                               ---------------------------------
                                               Thomas A. Murdock, Manager



                                            /s/ Raymond H. Kurzon
                                            ------------------------------------
                                            Raymond H. Kurzon, Individually

                          SCHEDULE 13D                            Page 8 of 13


                              EXHIBIT E

       THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN AND WILL NOT BE, AS OF THE TIME OF ISSUANCE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY COMPARABLE STATE LAW, AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT. THIS WARRANT AND SUCH SHARES MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT

                     KLS ENVIRO RESOURCES, INC.

                    COMMON STOCK PURCHASE WARRANT
                     Expiring September 30, 2000


                                                  September 30, 1996

  KLS Enviro Resources, Inc., a Nevada corporation (the "Company"), for value received, hereby certifies that SMD, L.L.C., a Utah limited liability company, or its registered assigns, is entitled to purchase from the Company at any time from time to time prior to 5:00 p.m., Fort Worth, Texas time, on September 30, 1996, 6,600,000 duly authorized shares of the Company's common stock, par value $.0001 per share (the "Warrant Stock") at a purchase price per share of $.40, all subject to the terms and conditions set forth below.

   1.Exercise of Warrant.

   1.1Manner of Exercise.   The holder of this Warrant may exercise
it, in whole or in part, during normal business hours on any business day by surrendering this Warrant to the Company at the Company's principal office, accompanied by an executed subscription agreement in substantially the form annexed hereto as Exhibit A and by payment, in cash or by certified or official bank check payable to the order of the Company, or by any combination of such methods, in the amount obtained by multiplying (a) the number of shares of Warrant Stock designated in such subscription by (b) $.40, whereupon such holder shall be entitled to receive the number of duly authorized, validly issued, fully paid and nonassessable shares of Warrant Stock as is indicated on the subscription.

   1.2When Exercise Effective.   Each exercise of this Warrant shall
be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant shall have been surrendered to the Company as provided in Section 1.1, and at such time the person or persons in whose name or names any certificate or certificates for shares of Warrant Stock shall be issued upon such exercise shall be deemed for all corporate purposes to have become the holder of record thereof.

                         SCHEDULE 13D                            Page 9 of 13

   1.3Delivery of Stock Certificates.   As soon as practicable after
each exercise of this Warrant, and in any event within five business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof or to the person or entity such holder may direct (and upon payment by such holder of any applicable transfer taxes), a certificate or certificates for the number of duly authorized, validly issued, fully paid and nonassessable shares of Warrant Stock to which the holder or its designee shall be entitled upon such exercise.

   1.4Partial Exercise.

   1.4.1Fractional Shares. In the event of any partial exercise of this Warrant, the Company will not issue certificates for any fractional shares of the Warrant Stock to which the holder otherwise may be entitled, and the Company shall not be obligated to refund an amount of cash comprising the market value of any fractional share of Warrant Stock for which the Company will not issue a certificate.

   1.4.2Replacement Warrant. In the event of any partial exercise of this Warrant, upon tender of this Warrant to the Company, the Company shall issue a new Warrant containing the same terms and conditions as this Warrant but calling on the face thereof for the number of shares of Warrant Stock equal to the number of shares called for on the face of this Warrant minus the number of shares of Warrant Stock issued upon the partial exercise of this Warrant.

   2.Adjustment of Warrant Stock Issuable Upon Exercise. If the Company at any time or from time to time after the date of this Warrant but before expiration effects a split or subdivision of the outstanding shares of its then outstanding common stock into a greater number of shares of common stock, or if the Company effects a reverse split of the outstanding shares of its common stock into a lesser number of shares of common stock, (by reclassification or otherwise than by payment of a dividend in common stock), then, and in each such case, the number of shares called for on the face of this Warrant (or the face of any replacement Warrant issued upon partial exercise) shall be adjusted proportionally, and the exercise price with respect to such adjusted number of shares also shall be adjusted proportionally.

   3.Restrictions on Transfer.

   3.1Restrictive Legends.   Each replacement Warrant issued upon
partial exercise or the transfer of any Warrant shall contain a legend in substantially the following form:

       THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT. THIS WARRANT AND SUCH SHARES MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT.

                          SCHEDULE 13D                            Page 10 of 13

Each certificate for Common Stock issued upon the exercise of any Warrant, and each certificate issued upon the transfer of any such Common Stock, shall be stamped or otherwise imprinted with a legend in substantially the following form:

       THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION, OR THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION, UNDER THE SECURITIES ACT OF 1933 AND APPROPRIATE STATE SECURITIES LAWS. FURTHERMORE, NO OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS TO TAKE PLACE UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL AT SHAREHOLDER'S EXPENSE, AND SATISFACTORY TO IT, THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

   3.2Notice of Proposed Transfer; Opinions of Counsel. Prior to the transfer of any shares of Common Stock issued upon the exercise of this Warrant and during any period during which such shares of Common Stock are not registered by the Company under an effective registration statement filed pursuant to the Securities Act of 1933, the holder thereof shall give written notice to the Company, which notice shall (a) state such holder's intention to transfer such restricted shares and to comply in all other respects with the transfer requirements of this Warrant; (b) describe the circumstances of the proposed transfer in sufficient detail to enable counsel to render the opinions referred to below, and (c) designate counsel for the holder giving such notice. The holder giving such notice shall submit a copy thereof to the counsel designated in such notice and the Company will promptly submit a copy thereof to its counsel. The following provisions shall then apply:

   3.2.1If (a) in the opinion of counsel for the holder designated in the notice the proposed transfer may be effected without registration of such shares of Common Stock under the Securities Act of 1933 and any applicable state securities laws, and (b) counsel for the Company shall not have rendered an opinion within 15 days after receipt by the Company of such written notice that such registration is required, such holder shall thereupon be entitled to transfer such shares of Common Stock in accordance with the terms of the notice delivered by such holder to the Company. Each Warrant or certificate, if any, issued upon or in connection with such transfer shall bear the appropriate restrictive legend set forth in Section 4.1, unless in the opinion of each such counsel such legend is no longer required to insure compliance with the Securities Act. If for any reason counsel for the Company (after having been furnished with the information required to be furnished by clause (a) of this Section 4.2) shall fail to deliver an opinion to the Company as aforesaid, then for all purposes of this Warrant the opinion of counsel for the Company shall be deemed to be the same as the opinion of counsel for such holder.

                          SCHEDULE 13D                            Page 11 of 13

   3.2.2If in the opinion of either or both of such counsel the proposed transfer may not legally be effected without registration of such shares of Common Stock under the Securities Act of 1933 or applicable state securities laws (such opinion or opinions to state the basis of the legal conclusions reached therein), the Company will promptly so notify the holder thereof and thereafter such holder shall not be entitled to transfer such shares of Common Stock until receipt of a further notice from the holder under Section 4.2.1 above or until registration of such shares of Common Stock under the Securities Act or applicable state law has become effective.

   4.Reservation of Shares.   The Company will at all times reserve and
keep available, solely for issuance and delivery upon the exercise of the Warrants, the number of shares of Warrant Stock that would be issuable upon the exercise of all Warrants at the time outstanding. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable with no liability on the part of the holders thereof.

   5.Ownership, Transfer and Substitution of Warrants.

   5.1Ownership of Warrants.   The Company may treat the person in
whose name any Warrant is registered on the Company's records as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary. Nevertheless, when a Warrant is properly assigned in blank, the holder thereof may exercise the Warrant without first having a new Warrant issued.

   5.2Transfer and Exchange of Warrants.   Upon the surrender of any
Warrant, properly endorsed, for registration of transfer of exchange at the principal office of the Company, the Company will execute and (upon payment by such holder of any applicable transfer taxes) deliver to any person specified by the holder of the Warrant a new Warrant or Warrants of like tenor, calling in the aggregate on the face or faces of such replacement Warrants for the number of shares of Warrant Stock called for on the face or faces of the Warrant or Warrants so surrendered.

   5.3Replacement of Warrants.   Upon receipt of evidence reasonably
satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft of destruction of any Warrant, upon delivery of indemnity reasonably satisfactory to the Company in form and amount or, in the case of any such mutilation, upon surrender of such the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

   6.No Rights or Liabilities as Stockholder.   Nothing herein shall give
or shall be construed to give the holder of this Warrant any of the rights of a shareholder of the Company including, without limitation, the right to vote on matters requiring the vote of shareholders, the right to receive any dividend declared and payable to the holders of common stock, and the right to a pro-rata distribution upon the Company's dissolution.

    7.Notices.All notices and other communications provided for herein shall be delivered or mailed by first class mail, postage prepaid, addressed (a) if to the holders of any Warrant, at the registered address of such holder as

                          SCHEDULE 13D                            Page 12 of 13

set forth in the register kept at the principal office of the Company, or (b) if to the Company, at its principal office, 3220 North Freeway, Fort Worth, Texas 76111, or at the address of such other principal office of the Company as the Company shall have furnished to each holder of any Warrants in writing, provided that the exercise of any Warrants shall be effective only in the manner provided in Section 1.

   8.Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by the laws of the State of Utah.
The headings of this Warrant are inserted for convenience only and shall not be deemed to constitute a part hereof.

   9.Expiration. The right to exercise this Warrant shall expire at 5:00 p.m., Fort Worth, Texas time, on September 30, 2000.

  KLS Enviro Resources, Inc.



  By:   /s/ Raymond H. Kurzon
     ---------------------------
      Raymond H. Kurzon, President

                          SCHEDULE 13D                            Page 13 of 13

                              Exhibit A

                            SUBSCRIPTION


  (To be executed by the holder of the Warrant to exercise the right to purchase common stock evidenced by the Warrant)

  To:  KLS Enviro Resources, Inc.
  3220 North Freeway
  Fort Worth, Texas 76111


  The undersigned hereby irrevocably subscribes for ________ shares of the Common Stock, par value $.0001 per share, of KLS Enviro Resources, Inc., a Nevada corporation, pursuant to and in accordance with the terms and conditions of a Warrant dated September 30, 1996 (the "Warrant"), and tenders with the Warrant and this Subscription Agreement payment of $_____________ as payment for the shares, and requests that a certificate for such shares be issued in the name of the undersigned and be delivered to the undersigned at the address stated below.



  __________________________________________________
  NAME


  __________________________________________________
  ADDRESS


  __________________________________________________


  __________________________________________________
  SOCIAL SECURITY NUMBER



  __________________________________________________
  Signed


  __________________________________________________
  Dated